April 26, 2006

Via U.S. Mail and Facsimile

Sylvain A. Allard
Chief Executive Officer
CHC Helicopter Corp.
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3


RE:		CHC Helicopter Corp.
		Form 20-F for the fiscal year ended April 30, 2005 Response Letter Dated February 2, 2006
		Response Letter Dated March 28, 2006
		File No. 0-21756

Dear Mr. Allard:

      We have limited our review of your Form 20-F for the fiscal year ended April 30, 2005, and your response letters dated February
2, 2006 and March 28, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. You state in your letter dated February 2, 2006 that "The majority of the public investor base in our stock is Canadian or otherwise non-U.S." Please tell us what percentage of your public investor base is in the United States.

2. You state in your letter dated March 28, 2006, that you sent letters to the U.S. Department of Commerce`s Bureau of Industry and
Security and U.S. Department of the Treasury`s Office of Foreign Assets Control stating that you may have violated export and re-export regulations and that you are carrying out further investigation and would submit final reports. Please update us on any developments in the status of your discussions with BIS and OFAC as they occur, including, but not limited to, your transmission of reports.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Jo Mark Zurel
		Senior Vice President
	CHC Helicopter Corp.
	4740 Agar Drive
	Richmond, British Columbia
	Canada V7B 1A3



		Max Webb
		Assistant Director
		Division of Corporation Finance
Sylvain A. Allard
CHC Helicopter Corp.
April 26, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE